UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact Name of the Registrant as Specified in the Charter)

Supervielle Group S.A.

(Translation of Registrant’s Name into English)

Bartolomé Mitre 434, 5th floor

C1036AAH, City of Buenos Aires

Republic of Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated July 10, 2017

GRUPO SUPERVIELLE S.A.

SUMMARY OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

July 7, 2017

On July 7, 2017, at 3.10 pm, Mr Jorge Ramírez (First Vice-Chairman of Grupo Supervielle S.A.) called the meeting to order and took over the Chairmanship of the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Supervielle S.A. (the “Company”).

Pursuant to the Book Deposit of Shares and Attendance of Shareholders to General Meeting No. 2, 21 shareholders attended the Meeting (7 in person and 14 represented by proxy agents), holding 344,219,763 book-entry shares, 126,738,188 of which account for Class A entitled to 5 votes per share and the remaining 217,481,575 account for Class B shares entitled to 1 vote per share, all such shares amount to a face value of AR$ 1, representing a capital of AR$ 344,219,763 (94.6237% of the capital stock) and 851,172,515 votes (97.7538% of votes).

The Meeting was attended by Directors Emérico Alejandro Stengel and María Gabriela Macagni; Syndics Enrique Barreiro, Carlos Asato and María Cristina Fiorito; the representative of the Argentine Securities and Exchange Commission Ms Lucía De Miceu and the representative of the Buenos Aires Stock Exchange, Ms Susana Vitale.

The Meeting was formally called to order at first summons, and those items included in the Agenda were addressed and voted as follows:

1.	Appointment of two shareholders to sign off the minutes of the Shareholders’ Meeting.

Messrs Juan Pablo Molinari (for himself) and Ignacio Alvarez Pizzo (representative of the shareholder FGS ANSES) were appointed by a majority vote to sign off the minutes of the Meeting.

The following is the outcome of such voting process:

Positive votes: 849,988,525

Abstentions: 1,183,690

Negative votes: 300

2.	Increase of the corporate capital of Grupo Supervielle S.A. in the amount of up to a nominal value of AR$ 145,000,000 (one hundred forty-five million Argentine pesos), through the issuance of up to AR$ 145,000,000 (one hundred forty-five million) of new common, registered, Class B shares of 1 (one) vote per share and nominal value of AR$ 1 (one Argentine peso) each and entitled to receive dividends on an equal basis to common, registered, Class B shares in circulation at the time of issuance, to be offered by public subscription in Argentina or abroad. Determination of the parameters within which the Board of Directors will establish the issue premium. Use of proceeds.

It was approved by a majority vote: (i) a capital increase by public subscription up to the amount of AR$ 145,000,000 in one or more times as the Board of Directors may deem appropriate, by issuing up to 145,000,000 new Class B common shares with a right to 1 vote per share and a face value of AR$ 1 each, with the right to receive dividends or any other right as from the date of issue and on equal terms than the rest of the Class B shares that are in circulation in that moment. The proposed capital increase represents an increase of up to 39% of the capital stock approved by the shareholders’ meeting held on April 27, 2017 (i.e. including in the calculation the subscription and issue of all outstanding shares) and an increase of up to 39.86% on the capital stock prior to the increase represented by the shares pending of issuance (i.e. excluding of the calculation the subscription and issuance of shares pending to be issued); (ii) authorize the Board of Directors to approve an additional capital increase by up to a 15% of the number of previously authorized shares, with said increase being represented by new additional Class B shares, in case the number of 145,000,000 new shares is not sufficient to meet any excess of demand or the option for over-subscription of shares, expressly stating that the new shareholders will not have pre-emptive and accretion rights in respect of the additional shares to be issued as a result of the exercise of the over-subscription option; (iii) the new Class B shares to be issued as a result of the capital increase will be publicly offered in the Republic of Argentina, in accordance with the applicable regulations, and in other countries, according to what the Board of Directors may determine, and will be listed for negotiation in the local equity markets in which the Class B shares currently in circulation are listed and / or in any other overseas market, including the New York Stock Exchange; (iv) the new Class B shares resulting from the increase to be approved in this item of the Agenda (including, if applicable, the Class B shares resulting from the additional increase that may be approved by the Board of Directors in accordance with the provisions of (ii) above) shall be issued with a share premium on its face value, being the Board of Directors authorized (which may in turn sub-delegate such capacity in the Company’s officers it may designate) to determine the final subscription price of the new Class B shares (and consequently, the applicable issue premium) between a minimum of 90% and a maximum of 110% of the average of the trading prices, weighted by the traded volume, of the American Depositary Receipts of the Company registered in the New York Stock Exchange during the 5 trading days immediately preceding the date on which the definitive subscription price is to be determined by dividing by 5 the resulting price into US Dollars with the aim of obtaining the price in US Dollars for each Class B share and converting the resulting amount into Argentine Pesos by applying the reference exchange rate reported by the Central Bank of Argentina as of the date of the fixing of the price or as of the date determined by the Board of Directors, in case the integration of the new shares is admitted to be done in such currency, also authorizing the Board, if necessary, to set an indicative price range and / or an indicative reference price, which may be non-binding; (v) the net proceeds from the placement of the new shares will be used for general corporate purposes aimed at expanding the Company’s business and strengthening its position within the Argentine financial system, delegating into the Company’s Board of Directors (which may in turn sub-delegate such capacity in the Company’s officers it may timely designate) the capacity to determine the specific allocation to be given to such funds, which may include, without limitation, an increase in the volume of loans and assets of its subsidiaries, the selective opening of new subsidiaries’ branches, the use of growth opportunities through strategic acquisitions, among others. The representative of the holder of all Class A shares gave express agreement to the alteration of the proportionality existing between Class A and Class B of the ordinary shares as a result of the capital increase that will be represented exclusively with Class B shares.

The following is the outcome of such voting process:

Positive votes: 846,128,560

Abstentions: 1,172,080

Negative votes: 3,871,875

3.	Reduction of the term for the exercise of the pre-emptive rights and accretion rights for the subscription of the new common, registered, Class B shares up to the minimum of ten (10) days pursuant to article 194 of the General Corporations Law No. 19,550 and its amendments, authorizing the Board of Directors, if it deems it appropriate, to reduce it otherwise provided that the resulting term is greater than the legal minimum.

It was approved by a majority vote to reduce the term for the exercise of the pre-emptive and accretion rights on the new Class B shares up to the legal minimum of 10 days as provided by Section 194 of Law No. 19,550, authorizing the Board of Directors -if deemed convenient- to reduce that period in another manner, provided that the resulting term must be greater than the legal minimum. Publications of law will be made and the shareholders will be able to exercise their pre-emptive subscription rights in the corresponding proportion as timely set by the Board of Directors. Likewise, they may exercise their accretion right on new shares not subscribed by other shareholders in exercise of their pre-emptive rights, at the same moment of exercising the pre-emptive right and in the same proportion of the new shares subscribed in exercise of their pre-emptive subscription rights. During the same term, the shareholders may simultaneously exercise the pre-emptive and accretion rights that may result from the additional capital increase in case the over-subscription option be exercised.

The following is the outcome of such voting process:

Positive votes: 846,117,025

Abstentions: 1,178,555

Negative votes: 3,876,935

4.	Application for the authorization to make a public offering in the capital markets in Argentina and/or abroad that the Board of Directors may determine in a timely manner (using, as appropriate, the registration mechanism of the securities of the Company with the Securities and Exchange Commission under the universal “Shelf” contemplated in the regulations of said entity) and listed in the Bolsas y

Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and/or stock exchange and/or markets in Argentina or abroad that the Board of Directors may also determine.

It was approved by a majority vote to file the request and ratify all acts made regarding the authorization of public offering of the new Class B shares in the country before the Argentine Securities and Exchange Commission and / or abroad, being able to request the relevant inscriptions before the US Securities and Exchange Commission, including under the Universal Shelf mode admitted by the applicable US regulations, as timely determined by the Board of Directors and, if applicable, with other agencies, and listing of the new Class B shares with Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and / or the stock exchanges and / or markets of the country or abroad in such terms and conditions as the Board of Directors may timely determine, being able to apply to the system of authorization and issuance of securities in overseas markets under New York’s law by a depositary bank to represent certain rights over the shares deposited under the terms of a deposit agreement (the “American Depositary Shares” or ADSs or “American Depositary Receipts” or ADRs).

The following is the outcome of such voting process:

Positive votes: 846,130,225

Abstentions: 1,172,715

Negative votes: 3,869,575

5.	Delegation to the Board Directors of the necessary powers for (i) the implementation of the capital increase and the determination of the conditions of the issuance not established by the shareholders’ meeting, including, without limitation, the date of issuance of the shares representing the increase, the amount of the issuance, the form of integration, the specific use of proceeds to be given to the funds raised in the public offering, the determination of the date of commencement and termination of the term of preferential subscription and accretion and authorization to the Board of Directors to resolve, if necessary, an additional increase of up to 15% the number of shares authorized in case of oversubscription, by virtue of article 62 of the Capital Markets Law No. 26,831, among other issues to be determined, (ii) the application for the public offering and the listing of the shares (or certificates representing them) to be issued in accordance with the capital increase previously resolved to the National Securities Commission, the Securities and Exchange Commission of the United States of America, Bolsas y Mercados Argentinos S.A. , Mercado Abierto Electrónico S.A. , the New York Stock Exchange and/or stock exchange and/or markets of Argentina or abroad that the Board of Directors determines, (iii) the entering into all kind of agreements with local and/or foreign financial institutions in order for them to subscribe and integrate such shares for their placement in the local and/or foreign market and to perform all necessary and/or appropriate actions in order to implement the resolutions adopted by the present shareholders’ meeting, (iv) if necessary, the extension and/or amendment of the current American Depositary

Receipts program between the Company and the Bank of New York Mellon as Depositary, representative of the American Depositary Shares and delegation to the Board of Directors of the determination of its terms, conditions and scope, and (v) the implementation of other decisions adopted by this shareholders’ meeting with respect to items 2, 3 and 4 of the Agenda. Authorization to the Board of Directors to subdelegate the aforementioned powers to one or more directors and/or managers of the Company, in accordance with the provision of the Rules of the Argentine Securities Exchange Commission.

It was approved by a majority vote to delegate in the Board of Directors the following broadest capacities for: (i) the processing and implementation of the capital increase and the determination of the remaining conditions for the issuance of the new shares not determined by the Meeting, including, without limitation, the date of commencement and termination of the pre-emptive and accretion rights subscription period and the date of commencement and termination of the period during which the new Class B shares will be publicly offered, the amount of the issuance (including, without limitation, the power to resolve an additional capital increase by up to a 15% of the 145,000,000 shares as authorized at the second item of the Agenda, being such increase represented by new additional Class B shares, in case the number of 145,000,000 new shares is not sufficient to meet any excess of demand or the option for over-subscription of shares), the definitive subscription price of the totality of shares (including, where appropriate, for those Class B shares of the additional increase that may be resolved by the Board) and, if necessary, an indicative price range and/or an indicative reference price, which may be non-binding, the date of issue, the form of integration, the permanent or temporary allocation to be given to the funds raised from the integration of the new shares, the choice of the market(s) of the country and/or abroad in which the new shares will be listed and traded, and any other term and condition to be determined in connection with the aforementioned capital increase and with the placement, subscription, integration and issuance of the new shares representing such increase; (ii) the obtaining of the authorization for the public offering, listing and negotiation of the new shares that will be issued in accordance with the capital increase by the Argentine Securities and Exchange Commission, Bolsas y Mercados Argentinos S.A. Mercado Abierto Electrónico S.A. and any other regulatory agency or market of the country and/or abroad, including without limitation the US Securities and Exchange Commission (including under the Universal Shelf mode contemplated in the applicable US regulations) and the New York Stock Exchange and/or any other stock exchange and/or market of the country or abroad that be deemed convenient, being able to apply to the system of authorization and issuance of securities in overseas markets under New York’s law by a depositary bank, to represent certain rights over the shares deposited under the terms of a deposit agreement (the “American Depositary Shares” or ADSs or “American Depositary Receipts” or ADRs), and the fulfillment of any other necessary or convenient procedures and registrations in relation to said shares and ADSs and/or ADRs, as the case may be, before deposit and clearing systems in the country and/or abroad, including the Depository Trust Company, Euroclear, Clearstream, Caja de Valores S.A. and/or any other similar body, bank or securities office, either local or foreign; (iii) negotiate, sign off, amend all types of documentation and agreements with local and/or foreign financial institutions (including, without limitation, placement agreements, underwriting or better efforts agreements, sub-placement, deposit agreements and/or registration of shares with entities designated by the Board of Directors, among others) that may be appropriate or necessary in connection with the capital increase, with the placement of the new shares and with the subscription, integration and issuance thereof in any jurisdiction which the Board of Directors may deem appropriate, including the power to convey jurisdiction; (iv) if necessary, the extension and/or adaptation of the current American Depositary Receipts Program between the Company and The Bank of New York Mellon as depositary, representing the American Depositary Shares and delegation to the Board of Directors of the determination of the terms, conditions and scope of the such; and (v) the implementation of the rest of the decisions made by the Meeting.

The delegation made by the Meeting in the Board of Directors was expressly authorized so that the latter may sub-delegate, indistinctly, in accordance with the provisions of Title II, Chapter II, Section 1 (c) of the Rules of the Argentine Securities and Exchange Commission, in one or more directors or in one or more officers appointed in the terms of Section 270 of Law No. 19,550, all the powers delegated by the Meeting and in general, all the powers to carry out each and every one of the acts for which, implicitly or explicitly, the Board of Directors is empowered.

The following is the outcome of such voting process:

Positive votes: 846,127,250

Abstentions: 1,173,690

Negative votes: 3,871,575

6.	Authorization to carry out the necessary procedures and filings to obtain the approvals, administrative conformities and registrations, in accordance with the resolutions adopted hereby.

It was approved by a majority vote to authorize: (i) any of the Directors of the Company, so that, with the widest powers, may issue a public deed and/or perform any necessary and/or convenient acts in order to implement what has been approved by the Meeting; (ii) Messrs Sergio Gabriel Gabai, Leandro Carletti, Pablo Morales, Ignacio Rutter, Sebastián Picasso, María Lucrecia Galland and/or Jadilla Fátima Haidar, so that any of them, separately, jointly, alternatively and severally, with the broadest powers, including those arisen from Resolution IGJ 7/15, to carry out all and as many more formalities and procedures as they deem necessary and/or conducive to obtaining the concurrence and registration of the resolutions made by the Meeting before all competent authorities, being able to subscribe public and/or private documents, publish notices, including without limitation the Official Gazette, sign the affidavits and professional opinions required by applicable regulations in force and so that upon the relevant instruments have been granted, proceed with their registration with the corresponding Registrar of Companies; (iii) Messrs Javier Errecondo, Carolina Curzi, María Constanza Martella, Delfina Lynch, Agustín Hyland, Magdalena Bléhaut, Mario Segers, Delfina Aira, Ximena Noguerol, Agustín Heredia, Consuelo Ballesteros, Roberto E. Silva (h), Francisco Abeal , Martín I. Lanús, Lucía Repetto, Agustín López Roualdes, María Laura D'Andreiz and María Agustina Fox, so that, any one of them, can carry out all the necessary procedures and steps to obtain the authorizations provided for in the Meeting with the Argentine Securities and Exchange Commission, Bolsas y Mercados Argentinos S.A., Bolsa de Comercio de Buenos Aires, Mercado Abierto Electrónico S.A. any other securities market, regulatory authority, agency or entity that may correspond, for which purpose they may submit applications, make publications, sign documents, withdraw views, withdraw copies of documentation, respond to views, file appeals, retrieve documents, request photocopies, grant any other public and/or private instrument and, in general, to carry out all the procedures, diligences and steps that were necessary to fulfill its mission.

The following is the outcome of such voting process:

Positive votes: 846,129,125

Abstentions: 1,173,690

Negative votes: 3,869,700

The Meeting adjourned at 3.48 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 11, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer